Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

13 October 2006

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 17/2006.

Yours sincerely,
Coloplast A/S

Jørgen Fischer Ravn
Head of Investor Relations

Direct tel: +45 4911 1308
E-mail: dkjfr@coloplast.com

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com

Coloplast

Stock Exchange Announcement no. 17/2006
Humlebæk, 13 October 2006

Closure of site in Lancing, UK

Coloplast today announces that its site in Lancing, UK, will be closed down by March 2007, and that production from the site will come to an end by December 2006. 75 employees will be affected by the closure, and Coloplast is assisting the affected employees in seeking new employment.

The site, which was acquired as part of the acquisition of Mentor's urology business on 2 June 2006, manufactures continence and ostomy products.

The closure is the result of a comprehensive consultation process with appointed Employee Representatives, after a review indicated that the operation in Lancing is not financially viable.

Production of ostomy products will be discontinued, whereas production of continence products will be relocated to contract manufacturing or to other Coloplast sites. Customers whose ostomy products are discontinued will be offered a more advanced product from Coloplast.

The closure has not had any financial effect in 2005/06. An update of the total one-time costs and synergies in relation to Coloplast's integration of Mentor's urology business will be provided in the financial statement for 2005/06, which is due on 15 November 2006.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information:
Investors and analysts: Executive Vice President, CFO Lene Skole, phone + 45 4911 1665 or Head of Investor Relations Jørgen Fischer Ravn, phone + 45 3085 1308
Media: Head of Media Relations, Jens Tovborg, phone +45 3085 1922.